Consent of Independent Registered Public Accounting Firm
            --------------------------------------------------------






The Board of Directors
WSFS Financial Corporation:




We consent to the incorporation by reference in the registration statements (No. 333-106561, 333-26099, 333-33713 and 333-40032) on Forms S-8 of WSFS Financial
Corporation of our report dated June 27, 2005, with respect to the statements of net assets available for benefits of the WSFS Financial Corporation 401(k) Savings and Retirement Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended December 31, 2004, which report appears in the December 31, 2004, annual report on Form 11-K of WSFS Financial Corporation 401(k) Savings and Retirement Plan.





/s/KPMG LLP


Philadelphia, Pennsylvania
June 27, 2005